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SEC FILE NUMBER
8-70068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fast Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S FINANCIAL PLACE SUITE 3650
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vrinda Arora	(212)668-8700	varora@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joel Zawko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fast Execution Services LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fast Execution Services, LLC.

Financial Statement and Supplementary Information

For the period January 1, 2023 through June 30, 2024

Together with the report of Independent Public Registered Accounting Firm

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
Public Document

Fast Execution Services, LLC.

Contents
For the period January 1, 2023 through June 30, 2024



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Fast Execution Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fast Execution Services LLC as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fast Execution Services LLC as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fast Execution Services LLC's management. Our responsibility is to express an opinion on Fast Execution Services LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fast Execution Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Fast Execution Services LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
August 30, 2024

Fast Execution Services, LLC.

Statement of Financial Condition
June 30, 2024

ASSETS

Cash	$	2,749,227
Securities owned, at fair value		-
Due From Broker		225,964
Prepaid expenses and other assets		5,078
TOTAL ASSETS	$	2,980,269

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	15,097
TOTAL LIABILITIES		15,097

MEMBER'S EQUITY

Member's Equity		2,965,172
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,980,269

Notes to Financial Statement
For the period January 1, 2023 through June 30, 2024

1. Organization and Nature of Business

Fast Execution Services LLC (the "Company"), became a registered broker dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) on August 6, 2020. The Company was organized under the Uniform Limited Liability Company Act of Delaware on August 29, 2019.The Company is registered as a foreign limited liability company doing business in the state of Illinois and is a wholly owned subsidiary of Scalp Trade Holdings, LP (the "Parent").

The Company engages in the referral of individuals and/or entities to registered broker-dealers, that have regulatory approval to hold custody accounts. The Company does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm. The U.S. dollar ($) is the functional currency of the Company.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The Company's financial statement have been prepared in accordance with accounting principals generally accepted in the United States of America ("GAAP") and are stated in U.S. Dollars. The following is a summary of the significant accounting policies used in preparation of the financial statement:

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits.

c) Securities Transactions

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are carried at their fair value.

d) Revenue Recognition

ASC 606 establishes the guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company is engaged in a single line of business as a securities broker-dealer engaging in the referral of individuals and or introductions to registered broker dealers. The Company records its revenues in accordance with these guidelines as the company recognizes income for participation of commissions\fees that are the result of executed commissions.

Commissions

The Company buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Notes to Financial Statement
For the period January 1, 2023 through June 30, 2024

e) Credit Losses

The Company has evaluated due from brokers and concluded that there is no need to establish an allowance for credit losses

f) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on their respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.

The Company did not have material unrecognized tax benefits as of June 30, 2024 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30,2024, the Company has no accrued interest or penalties associated with uncertain tax positions.

g) Fair Value

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes to Financial Statement
For the period January 1, 2023 through June 30, 2024

g) Fair Value (Continued)

The Company owed one security as at June 30,2024 on which appropriate haircut was applied.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of income. Realized gains and losses from securities transactions are determined on the basis of identified cost.

h) Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. actual results could differ from those estimates.

3. Due From Broker

The Company had a receivable from broker of $225,964 for billed, but not received commissions\fees at June 30, 2024.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Notes to Financial Statement
For the period January 1, 2023 through June 30, 2024

5. Commitments and Contingencies

There were no commitments or contingencies for the period ended June 30, 2024.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30, 2024, the Company had net capital of $2,734,096 which was $2,729,096 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.55%.

7. Related Party

The company has an expense sharing agreement with the parent company according to which the rent and salary expenses are shared between the parent and the broker dealer. The total expenses paid by the broker dealer to the parent were $88,500. As on June 30, 2024, the balance due to parent was $4500.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2024 and August 30, 2024, which is the date the financial statement were available to be issued, for possible disclosure and recognition in the financial statement.